UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanovsky

General Counsel, GE Healthcare Life Sciences

General Electric Company

350 Campus Drive

Marlborough, Massachusetts 01752-3082

(414) 721-2200

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,666,667(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,666,667(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,666,667(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 15,000,000 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”), and (ii) 14,666,667 Common Shares underlying 14,666,667 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics, which assumes the conversion of the Preferred Shares into Common Shares at the liquidation preference and the conversion price in effect on the date of this filing. At any time from and after December 30, 2018, to the extent the volume-weighted average price of the Common Shares equals or exceeds $8.00 per share, as adjusted for standard anti-dilution adjustments, for 30 consecutive trading days, the Preferred Shares will become convertible by the holder into Common Shares. To the extent any Preferred Shares remain outstanding on December 30, 2025, such Preferred Shares will automatically convert into Common Shares pursuant to their terms. Each holder of Preferred Shares is entitled to vote its Preferred Shares, on an as-converted (into Common Shares) basis, on each matter upon which the holders of Common Shares are entitled to vote and will vote with the holders of Common Shares (and any other class or series which may be similarly entitled to vote) as one class on all such matters. In addition, the Preferred Shares vote as a separate class on certain matters that affect the Preferred Shares.
(2)	Based on 60,618,252 Common Shares outstanding as of November 6, 2015, as reported in NeoGenomics’ Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 13, 2015, plus the 15,000,000 Common Shares and 14,666,667 Common Shares underlying 14,666,667 Preferred Shares described in footnote (1).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,666,667(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,666,667(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,666,667(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 15,000,000 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”), and (ii) 14,666,667 Common Shares underlying 14,666,667 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics, which assumes the conversion of the Preferred Shares into Common Shares at the liquidation preference and the conversion price in effect on the date of this filing. At any time from and after December 30, 2018, to the extent the volume-weighted average price of the Common Shares equals or exceeds $8.00 per share, as adjusted for standard anti-dilution adjustments, for 30 consecutive trading days, the Preferred Shares will become convertible by the holder into Common Shares. To the extent any Preferred Shares remain outstanding on December 30, 2025, such Preferred Shares will automatically convert into Common Shares pursuant to their terms. Each holder of Preferred Shares is entitled to vote its Preferred Shares on an as-converted (into Common Shares) basis, on each matter upon which the holders of Common Shares are entitled to vote and will vote with the holders of Common Shares (and any other class or series which may be similarly entitled to vote) as one class on all such matters. In addition, the Preferred Shares vote as a separate class on certain matters that affect the Preferred Shares.
(2)	Based on 60,618,252 Common Shares outstanding as of November 6, 2015, as reported in NeoGenomics’ Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 13, 2015, plus the 15,000,000 Common Shares and 14,666,667 Common Shares underlying 14,666,667 Preferred Shares described in footnote (1).

EXPLANATORY NOTE

As previously described in reports filed with the Securities and Exchange Commission, on October 20, 2015, GE Medical Holding AB, a private limited company (privat aktiebolag) organized under the laws of the Kingdom of Sweden (Reg. No. 556648-9315) (“GE Medical”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), which is referenced hereto as Exhibit 99.1, with NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”), and NeoGenomics Laboratories, Inc., a Florida corporation and a wholly owned subsidiary of NeoGenomics (“NeoGenomics Laboratories”). Pursuant to the Purchase Agreement, NeoGenomics (through NeoGenomics Laboratories) acquired from GE Medical all of the issued and outstanding shares of common stock, par value $0.01 per share, of Clarient, Inc. (“Clarient”), a wholly owned subsidiary of GE Medical, in exchange for (i) cash consideration of approximately $74.0 million, which includes approximately $6.7 million estimated working capital adjustment and adjustments for estimated cash on hand and estimated indebtedness of Clarient on the closing date, (ii) 15,000,000 shares of common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, and (iii) 14,666,667 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics (collectively, the “Transaction”). The Transaction closed on December 30, 2015. As permitted by the Purchase Agreement, GE Medical transferred its right to receive the Common Shares and the Preferred Shares issued in the Transaction to its parent company, GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”).

ITEM 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”). The address of the principal executive offices of NeoGenomics is 12701 Commonwealth Drive, Suite 9, Fort Myers, Florida 33913.

ITEM 2.	Identity and Background.

(a)-(c), (f) This Schedule 13D is being jointly filed by (i) General Electric Company, a New York corporation (“General Electric”) and (ii) GE InfoTech. GE InfoTech is a wholly owned subsidiary of General Electric. GE InfoTech directly holds the Common Shares and Preferred Shares acquired pursuant to the Transaction.

General Electric is one of the largest and most diversified infrastructure and financial services corporations in the world. With products and services ranging from aircraft engines, power generation, oil and gas production equipment, and household appliances to medical imaging, business and consumer financing and industrial products, General Electric serves customers in approximately 175 countries and employs approximately 305,000 people worldwide. The address of the principal executive offices of General Electric is 3135 Easton Turnpike, Fairfield, CT 06828-0001.

GE InfoTech, a wholly-owned subsidiary of General Electric managed within its GE Healthcare division, provides healthcare technologies products and services. GE Healthcare is a division of General Electric that also comprises controlled subsidiaries of General Electric, including GE InfoTech. The address of the principal executive offices of GE InfoTech is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of General Electric and GE InfoTech are listed on Schedule A attached hereto and are incorporated herein by reference.

(d) Each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, during the last five years, each of the persons listed in Schedule A hereto has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, during the last five years, each of the persons listed in Schedule A hereto has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference into) Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

To the extent required by Item 4 of Schedule 13D, the information contained in (or incorporated by reference into) Item 5 of this Schedule 13D is incorporated herein by reference.

(a)-(b)

Purchase Agreement

As described in the Explanatory Note of this Schedule 13D, the Transaction closed on December 30, 2015. In accordance with the terms of the Purchase Agreement, NeoGenomics (through NeoGenomics Laboratories) acquired from GE Medical all of the issued and outstanding shares of common stock, par value $0.01 per share, of Clarient for (i) cash consideration of $80.0 million, (ii) 15,000,000 Common Shares and (iii) 14,666,667 Preferred Shares. As a result of the closing of the Transaction, Clarient became a wholly owned subsidiary of NeoGenomics. On December 28, 2015, GE Medical, NeoGenomics and NeoGenomics Laboratories entered into Amendment No. 1 to Stock Purchase Agreement pursuant to which the parties addressed certain ancillary issues associated with the closing of the Transaction and provided for the issuance by NeoGenomics at the closing of the Transaction of the Common Shares and the Preferred Shares to GE InfoTech.

Following the closing of the Transaction, GE Medical, on one hand, and NeoGenomics and NeoGenomics Laboratories, on the other hand, remain obligated, subject to certain exceptions, survival periods and other provisions, to indemnify each other for breaches of representations and warranties, breaches of covenants and certain other matters.

Investor Board Rights, Lockup and Standstill Agreement

On December 30, 2015, in accordance with the terms of the Purchase Agreement and concurrent with the closing of the Transaction, NeoGenomics entered into an Investor Board Rights, Lockup and Standstill Agreement (the “Investor Rights Agreement”) with GE InfoTech and General Electric.

GE InfoTech Representation on the NeoGenomics Board

Pursuant to the Investor Rights Agreement, NeoGenomics is required to use commercially reasonable efforts to appoint, within 30 days of the closing of the Transaction, one director designated by GE InfoTech to the board of directors of NeoGenomics (the “Board”), provided that such designee meets the director qualification requirements set forth in the Investor Rights Agreement. Thereafter, for so long as GE InfoTech, General Electric and the subsidiaries of General Electric (collectively, the “GE Parties”) continue to beneficially own in the aggregate at least 10% of NeoGenomics’ then-outstanding voting stock, GE InfoTech is entitled to designate for nomination one director for election at each annual or special meeting of NeoGenomics’ stockholders at which directors of the Board are to be elected and at which the seat held by GE InfoTech’s designee is subject to election. Subject to the terms of the Investor Rights Agreement, NeoGenomics is required to support the election of such nominee and GE InfoTech is required to vote all shares of NeoGenomics voting stock beneficially owned by it in favor of the director slate nominated by management.

Pursuant to the terms of the Investor Rights Agreement, GE InfoTech intends to designate Kieran Murphy, chief executive officer of the GE Healthcare Life Sciences business, to serve as its nominee to the Board. The parties have agreed to have such designee meet with members of the Board’s Nominating and Corporate Governance Committee as part of the process to approve such designee.

Board Observer Rights

For so long as the GE Parties continue to beneficially own at least 20% of NeoGenomics’ then-outstanding voting stock, General Electric is entitled to have one representative of the GE Parties acceptable to NeoGenomics attend all meetings of the Board (and any committees upon which GE InfoTech’s designee sits that are held incident with such Board meeting), in a non-voting observer capacity, and such representative is to receive copies of relevant materials provided by NeoGenomics to its directors. NeoGenomics may exclude such representative from access to any of such materials or meetings or portions thereof if it believes that any such material or portion thereof is a trade secret or similar confidential information or such exclusion is necessary to preserve the attorney-client privilege.

General Standstill Provisions

For a period of 48 months following the closing of the Transaction, unless specifically approved by NeoGenomics or earlier terminated in accordance with the Investor Rights Agreement, none of the GE Parties may, directly or indirectly, acquire or agree to acquire ownership of any Common Shares (other than the Common Shares and Common Shares underlying the Preferred Shares acquired in the Transaction, any shares issued or issuable upon conversion of the Preferred Shares or as a result of the terms of the Preferred Shares, any shares issued or issuable as a result of any stock split, stock dividend, right, warrant, or other distribution, recapitalization or offering made available by NeoGenomics to holders of its voting stock or shares acquired pursuant to the participation rights provided in the Investor Rights Agreement). The standstill provisions are also subject to various additional exceptions as provided for in the Investor Rights Agreement.

Transfer Restrictions

Subject to certain exceptions, none of the GE Parties may, without NeoGenomics’ prior written consent, sell or transfer any of the Common Shares or Preferred Shares acquired in the Transaction, or engage in any hedging or other transaction designed to, or that reasonably could be expected to, result in the disposition of the Common Shares or Preferred Shares acquired in the Transaction, until the earlier of (i) two years from the closing of the Transaction and (ii) the date which is 6 months after NeoGenomics has redeemed all of the Preferred Shares.

Anti-Takeover Provisions; Participation Rights

NeoGenomics may not implement a stockholder rights plan of a type commonly known as a “poison pill” unless such plan specifically permits the GE Parties to beneficially own the percentage of NeoGenomics’ outstanding voting stock they own as of the date of adoption of such plan, plus any increase in such percentage resulting from shares of voting stock acquired or that may be acquired pursuant to the terms of the Preferred Shares, or as a result of any stock dividend, stock split or other recapitalization of NeoGenomics, or pursuant to the participation rights described directly below.

In addition, if NeoGenomics grants or issues rights to purchase shares of its capital stock pro rata to the record holders of Common Shares, then GE InfoTech and its affiliates will have the right to acquire from NeoGenomics, on the same terms applicable to the holders of Common Shares, the aggregate number of shares of capital stock that GE InfoTech and its affiliates could have acquired if all of the Preferred Shares held by them had been converted to Common Shares.

Listing

NeoGenomics will use reasonable best efforts to maintain the authorization for quotation of the Common Shares on The Nasdaq Capital Market or certain other national securities exchanges.

Recusal of GE InfoTech Board Designee

The director designated by GE InfoTech to serve on the Board will recuse himself from, and not participate in, deliberations or votes with respect to the redemption of Preferred Shares. In addition, the representative of General Electric entitled to attend meetings of the Board in a non-voting observer capacity will not observe any deliberations with respect to the redemption of Preferred Shares.

Termination

The Investor Rights Agreement will terminate upon the earlier of (i) the mutual written agreement of NeoGenomics, GE InfoTech and General Electric and (ii) the GE Parties ceasing to beneficially own in the aggregate 10% or more of NeoGenomics’ voting stock. In addition GE InfoTech and General Electric may terminate the Investor Rights Agreement, or only the standstill and transfer restrictions provisions of the agreement, if NeoGenomics materially breaches any of its obligations in the Investor Rights Agreement and such breach is incurable, or if curable, NeoGenomics does not cure such breach or failure within 10 business days of notice thereof from GE InfoTech. In addition, NeoGenomics may terminate the Investor Rights Agreement, or only GE InfoTech’s Board representation rights under such agreement, if the GE Parties materially breach any of their obligations under the Investor Rights Agreement and such breach is incurable, or if curable, is not cured within 10 business days of notice thereof from NeoGenomics.

Registration Rights Agreement

On December 30, 2015, in accordance with the terms of the Purchase Agreement and concurrent with the closing of the Transaction, GE InfoTech and NeoGenomics entered into a Registration Rights Agreement (the “Registration Rights Agreement”).

Pursuant to the terms of the Registration Rights Agreement, NeoGenomics is required to file on or before the earlier of (i) 21 months following the closing of the Transaction and (ii) 6 months after NeoGenomics redeems all of the Preferred Shares, a shelf registration statement for the offer and sale of the Common Shares acquired in the Transaction and any Common Shares issuable upon conversion of the Preferred Shares. The Registration Rights Agreement also provides GE InfoTech with customary demand and piggyback registration rights with respect to such shares.

NeoGenomics is required to pay all registration expenses relating to any shelf, demand or piggyback registration, including the fees and expenses of one counsel for the GE Parties, but not including underwriting fees, discounts or commissions. The Registration Rights Agreement also contains customary cross-indemnification provisions.

The Registration Rights Agreement will terminate (i) at any time upon the mutual written agreement of NeoGenomics and the GE Parties holding a majority of the Common Shares and Preferred Shares obtained in the Transaction and (ii) as to any particular GE Party, at such time as such party ceases to beneficially own any Common Shares and Preferred Shares obtained in the Transaction.

Lock-up Agreements

On October 20, 2015, concurrently and in connection with the execution of the Purchase Agreement, Douglas VanOort, NeoGenomics’ Chief Executive Officer and Chairman of the Board, and Steven Jones, NeoGenomics’ Executive Vice President—Finance and a member of the Board, entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which they agreed, subject to certain exceptions, not to sell or transfer any Common Shares or securities convertible into, exchangeable or exercisable for, or that represent the right to receive Common Shares, owned by such individual and set forth on a schedule to the applicable Lock-up Agreement, for six months after the closing of the Transaction.

Pursuant to Rule 13d-4 of the Act, each of General Electric and GE InfoTech expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by General Electric or GE InfoTech, as applicable, that it is the beneficial owner of any of the Common Shares or securities convertible into, exchangeable or exercisable for, or that represent the right to receive Common Shares, held by Douglas VanOort or Steven Jones and subject to the Lockup Agreements, and such beneficial ownership is expressly disclaimed.

Additional Disclosure

General Electric and GE InfoTech have had, or may in the future have, discussions with management, members of the Board and other stockholders of NeoGenomics and may make suggestions and give advice to NeoGenomics regarding various matters and issues that they deem relevant for purposes of their investment in NeoGenomics. Such discussions and advice may concern NeoGenomics’ operations, business strategy, assets, financial performance, capital structure, strategic and extraordinary transactions, management, governance and other matters.

Subject to the terms of the Investor Rights Agreement and the Certificate of Designation for the Preferred Shares, General Electric and GE InfoTech may at any time acquire additional securities of NeoGenomics or dispose of securities of NeoGenomics in the open market or otherwise engage in hedging or similar transactions with respect to the securities of NeoGenomics, depending upon their ongoing evaluation of their investment in such securities, prevailing market conditions, other investment opportunities and/or other investment considerations.

References to, and descriptions of, the Purchase Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Lock-up Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Purchase Agreement referenced as Exhibit 99.1 to this Schedule 13D, the Investor Rights Agreement attached as Exhibit 99.4 to this Schedule 13D, the Registration Rights Agreement attached as Exhibit 99.5 to this Schedule 13D and the form of Lock-up Agreements referenced as Exhibit 99.6 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

(c)	Not applicable.

(d)	Other than as a described in Item 4(a)-(b), not applicable.

(e)	Other than as described in Item 4(a)-(b) and Item 5, not applicable.

(f)	Not applicable.

(g)	Other than as a described in Item 4(a)-(b), not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j) Other than as described above, none of General Electric and GE InfoTech currently has plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) Beneficial ownership of the securities of NeoGenomics referred to herein is being reported hereunder because the reporting persons beneficially own 15,000,000 Common Shares and 14,666,667 Preferred Shares. Assuming the conversion of the Preferred Shares into Common Shares at the liquidation preference and the conversion price in effect on the date of this Schedule 13D, the Preferred Shares beneficially owned by the reporting persons would be convertible into 14,666,667 Common Shares. Assuming such conversion of the Preferred Shares into Common Shares as described in the preceding sentence and based on the number of Common Shares reported as outstanding by NeoGenomics as of November 6, 2015, the securities beneficially owned by the reporting persons would represent approximately 32.9% of the outstanding Common Shares.

In addition, the terms of the Preferred Shares contain certain provisions that could impact the number of Preferred Shares and the underlying Common Shares beneficially owned by reporting persons, including:

•

PIK Dividends: Commencing on December 31, 2016 and ending on the date all of the Preferred Shares have converted into Common Shares, paid-in-kind dividends (“PIK Dividends”) on each Preferred Share will accrue quarterly in arrears on the last day of each March, June, September and December, and in an amount equal to (i) the product of a specified PIK Dividend rate, multiplied by the then-effective liquidation preference ($7.50, plus all declared and unpaid dividends thereon, including all accrued and unpaid PIK Dividends, in each case, as adjusted for standard anti-dilution adjustments, with respect to such shares) per Preferred Share, divided by (ii) four.

•	Optional Conversion and Automatic Conversion: At any time after December 30, 2018, to the extent that the volume weighted average price of the Common Share equals or exceeds $8.00 per share, as adjusted for standard anti-dilution adjustments, for 30 consecutive trading days, the GE Parties would be entitled to convert all or any of the Preferred Shares into Common Shares in accordance with the terms of the Preferred Shares. In addition, any Preferred Shares remaining issued and outstanding on December 30, 2025 will automatically convert into Common Shares pursuant to the terms of the Preferred Shares. Based on the initial conversion price and assuming all PIK Dividends are paid pursuant to the terms of the Preferred Shares, it is expected that 10,775,454 additional Common Shares would be issued if all of the Preferred Shares remain outstanding through December 30, 2025 and are converted in full on such date.

•	Redemption. The Preferred Shares are subject to redemption by the Company pursuant to their terms.

Each holder of Preferred Shares is entitled to vote its Preferred Shares, on an as-converted (into Common Shares) basis, on each matter upon which the holders of Common Shares are entitled to vote and will vote with the holders of Common Shares (and any other class or series which may be similarly entitled to vote) as one class on all such matters. In addition, In addition, the Preferred Shares vote as a separate class on certain matters that affect the Preferred Shares.

(b) As of December 30, 2015, General Electric and GE InfoTech hold shared voting and dispositive power to vote or dispose of the securities reported in this Schedule 13D. For additional information regarding the voting rights of the Preferred Shares, see the last paragraph of Item 5(a).

Except as set forth in this Schedule 13D, each of General Electric and GE InfoTech does not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of its executive officers and directors does not, beneficially own any Common Shares.

(c) As previously disclosed in reports filed with the Securities and Exchange Commission, in connection with the execution of the Purchase Agreement, GE Medical entered into individual Voting Agreements, dated as of October 20, 2015 (collectively, the “Voting Agreements”), with certain executive officers and directors of NeoGenomics (the “Supporting Stockholders”). Such Voting Agreements terminated in accordance with their terms on December 21, 2015 when the stockholders of NeoGenomics approved various proposals related to the Transaction. Except as set forth in this Schedule 13D, each of General Electric and GE InfoTech has not, and, to the best of each of General Electric’s and GE InfoTech’s knowledge, each of the persons listed in Schedule A hereto has not, effected any transaction in Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 and Item 5 to this Schedule 13D, to the knowledge of General Electric and GE InfoTech, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of NeoGenomics, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and among GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.2	Amendment No. 1 to Stock Purchase Agreement by and among GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. dated as of December 28, 2015.

Exhibit 99.3	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.4	Investor Board Rights, Lock-up and Standstill Agreement, dated as of December 30, 2015, by and among NeoGenomics, Inc., GE Medical Systems Information Technologies, Inc. and General Electric Company.

Exhibit 99.5	Registration Rights Agreement, dated as of December 30, 2015, by and between NeoGenomics, Inc. and GE Medical Systems Information Technologies, Inc.

Exhibit 99.6	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.7	Joint Filing Agreement, dated as of January 4, 2016, by and among General Electric Corporation and GE Medical Systems Information Technologies, Inc.

Exhibit 99.8	Power of Attorney (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.9	Power of Attorney (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A (Amendment No. 1) filed by General Electric Company on December 23, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.8

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced as Exhibit 99.9

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie and Andrea Jung, who are citizens of Canada. Marijin E. Dekkers is also a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company.

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company.

James I. Cash, Jr.	Emeritus James E. Robison Professor of Business Administration, Harvard Business School, Boston, Massachusetts. Director of General Electric Company.

Francisco D’Souza	Chief Executive Officer, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company.

Marijin E. Dekkers	Chairman of the Board of Management, Bayer, Leverkusen, Germany. Director of General Electric Company.

Susan J. Hockfield	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology, Cambridge, Massachusetts. Director of General Electric Company.

Jeffrey R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director of General Electric Company.

Andrea Jung	President, Chief Executive Officer and Director, Grameen America, New York, New York. Director of General Electric Company.

Robert W. Lane	Former Chairman of the Board and Chief Executive Officer, Deere & Company, Moline, Illinois. Director of General Electric Company.

Rochelle B. Lazarus	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide, New York, New York. Director of General Electric Company.

James J. Mulva	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company.

James E. Rohr	Former Chairman and Chief Executive Officer, PNC Financial Services Group, Pittsburgh, Pennsylvania. Director of General Electric Company.

Mary L. Schapiro	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission, Washington D.C. Director of General Electric Company.

Name	Present Principal Occupation or Employment
Robert J. Swieringa	Professor Emeritus of Accounting and former Anne and Elmer Lindseth Dean, S.C. Johnson Graduate School of Management, Cornell University, Ithaca, New York. Director of General Electric Company.

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company.

Douglas A. Warner III	Former Chairman of the Board, J.P. Morgan Chase, The Chase Manhattan Bank, and Morgan Guaranty Trust Company, New York, New York. Director of General Electric Company.

Jeffrey S. Bornstein	Senior Vice President and Chief Financial Officer of General Electric Company.

Elizabeth J. Comstock	Vice Chairman, Business Innovations of General Electric Company.

Alex Dimitrief	Senior Vice President and General Counsel of General Electric Company.

Jan R. Hauser	Vice President, Controller and Chief Accounting Officer, General Electric Company.

Daniel C. Heintzelman	Vice Chairman, Enterprise Risk and Operations of General Electric Company.

Susan P. Peters	Senior Vice President, Human Resources of General Electric Company.

John G. Rice	Vice Chairman, President and Chief Executive Officer, Global Growth Organization of General Electric Company.

Keith S. Sherin	Vice Chairman of General Electric Company and Chairman and Chief Executive Officer of GE Capital.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. Thierry Leclercq is a citizen of France and Peter Logan is a citizen of the United States of America.

Name	Present Principal Occupation or Employment
Thierry Leclercq	President and Chief Executive Officer, GE Healthcare Life Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Peter Logan	Chief Financial Officer, GE Healthcare Life Solutions. Vice President, Finance, Chief Financial Officer and Treasurer, GE Medical Systems Information Technologies, Inc.

INDEX OF EXHIBITS

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.2	Amendment No. 1 to Stock Purchase Agreement by and among GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. dated as of December 28, 2015.

Exhibit 99.3	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.4	Investor Board Rights, Lock-up and Standstill Agreement, dated as of December 30, 2015, by and among NeoGenomics, Inc., GE Medical Systems Information Technologies, Inc. and General Electric Company.

Exhibit 99.5	Registration Rights Agreement, dated as of December 30, 2015, by and between NeoGenomics, Inc. and GE Medical Systems Information Technologies, Inc.

Exhibit 99.6	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.7	Joint Filing Agreement, dated as of January 4, 2016, by and among General Electric Corporation and GE Medical Systems Information Technologies, Inc.

Exhibit 99.8	Power of Attorney (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.9	Power of Attorney (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A (Amendment No. 1) filed by General Electric Company on December 23, 2015).